Bagel Bites Launches "Unexpected Combinations" Relay Race with GCN, a GameSquare Company

After school activities mean two things-Bagel Bites and gaming. We're putting the two together in an unexpected way.

October 21, 2021, Toronto, Ontario - Bagel Bites, the ultimate mash-up of pizza and a bagel that everyone can agree on, and the Gaming Community Network ("GCN"), a GameSquare Esports Inc. company (CSE: GSQ; FRA: 29Q1) ("GameSquare" or the "Company"), have teamed up to launch "Unexpected Combinations".

Bagel Bites will host a month-long gaming and esports relay race matchup between participants chosen from social platforms including Instagram, Twitter, and TikTok. With e-sports and the rise of professional streamers, the business of video games is sometimes outshining the fun; Bagel Bites and GCN are teaming up to create a first of its kind esports relay race, where popular gamers compete alongside some lucky tweens in a series of events both in game and IRL. And best of all, mom and dad get to play, too!

"Unexpected Combinations" launches on October 20 and will culminate in a multi-day showdown between Team Pizza, led by FaZe H1ghSky1, and Team Bagel's captain, who will be announced next week. The event will be live streamed at YouTube/BagelBites on November 8th, 10th, and 12th.

"Bagel Bites believes that when two unexpected things collide, they occasionally create something incredible like pizza on a bagel. We're excited about the unexpected mashup of Bagel Bites and the world of gaming and look forward to fueling fun and healthy competition across some of the biggest gaming titles." said Brion Wood, brand manager at Kraft Heinz. "Bagel Bites is thrilled to partner with FaZe H1ghSky1, GCN, and GameSquare to offer gamers an innovative and fun event for the whole family to satisfy their competitive hunger."

"Bagel Bites is doing something special in gaming and esports by bringing together healthy competition that authentically fits with their outstanding brand image," added Justin Kenna, CEO of GamesSquare Esports. "Players will compete in great titles and have the chance to take home fantastic prizes. Gaming and esports is a new form of entertainment and forward-thinking brands like Bagel Bites are investing in the opportunity to connect with a deeply loyal audience that expects authenticity from their favorite products. This is a meaningful opportunity for GCN and we are proud to work with Bagel Bites."

Team Pizza and Team Bagel will battle it out in six gaming titles including Among Us, Fortnite, NBA 2K22, Rocket League, Overcooked and Minecraft. Players on each team will showcase their formidable gaming skills and will compete in three different "Bagel Bites" inspired rule-bending games called Bagel Board, Bagel Builder and the Catapult Challenge.

For a chance to represent either Team Bagel or Team Pizza, potential participants must create an original gaming related video featuring Bagel Bites with a parent or guardian and post on social platforms including Instagram, Twitter, or TikTok. Entries must tag a parent or guardian and use the hashtags #bagelbites and #contest. Submissions will be accepted starting October 20th through November 3rd.

The winning team will take home the boss prize of a Bagel Bites branded PS5 console, gaming chair and headphones. Livestream viewers will have numerous opportunities to win limited edition Bagel Bites branded prizes including PS5 consoles, gaming chairs, clothing, throw blankets, and wall clocks.

About The Kraft Heinz Company

We are driving transformation at The Kraft Heinz Company (Nasdaq: KHC), inspired by our Purpose, Let's Make Life Delicious. Consumers are at the center of everything we do. With 2020 net sales of approximately $26 billion, we are committed to growing our iconic and emerging food and beverage brands on a global scale. We leverage our scale and agility to unleash the full power of Kraft Heinz across a portfolio of six consumer-driven product platforms. As global citizens, we're dedicated to making a sustainable, ethical impact while helping feed the world in healthy, responsible ways. Learn more about our journey by visiting www.kraftheinzcompany.com or following us on LinkedIn and Twitter.

About GameSquare Esports

GameSquare Esports Inc. is an international gaming and esports company headquartered in Toronto, Canada. The Company is seeking to acquire additional assets and entities serving the gaming and esports markets and, more broadly, in sports and entertainment. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, Reciprocity Corp. ("Reciprocity"), which provides the Company access to Asia, Latin America and North America, NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, andSwingman LLC (dba Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA. Reciprocity's gaming and esports assets include: a CrossFire franchise in China that it owns with its partner LGD Gaming, a 40% interest in a League of Legends team that competes in Latin America, and its wholly owned subsidiary corporation, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA.

About Gaming Community Network

GCN is the only independent media group completely dedicated to gaming and esports across community sites, content producers, influencers and tournament/event operators. Bridging the gap between traditional media and gaming with a "Gamer First" promise, GCN's aggregated & integrated proprietary media network reaches 65M+ MAUs in the US and 115M+ MAUs globally, driving scale for premium content designed to provoke and share conversations. GCN builds bespoke strategy solutions from content creation to full-scale tournaments for any endpoint be it social, broadcast TV or live stream.  GCN collaborates with its partners to deliver memorable experiences for gamers and brands. Learn more at GCN.gg or follow on LinkedIn: www.linkedin.com/company/GamingCommunityNetwork/

Investor Relations

For further information, please contact Nikhil Thadani, Investor Relations for GameSquare Esports Inc.:

Nikhil Thadani

Email: IR@gamesquare.com

Phone: (647) 670-2500

Media and Press

DKC Esports for GCN

Email: GCN@dkcnews.com

Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the business and operations of the Company and its subsidiaries. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: general business, economic, competitive, political and social uncertainties. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the Canadian Securities Exchange ("CSE") nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.